## Maximilian Tagher · 3rd

Co founder of Mercury

San Francisco, California, United States · Contact info

3 connections

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Mercury - Banking for Startups

### Experience

**Chief Technology Officer**
Mercury - Banking for Startups
Aug 2017 – Present · 4 yrs 2 mos

**Software Engineer**
Heyzap (Acquired by Fyber)
Aug 2011 – Jun 2017 · 5 yrs 11 mos

### Education

**Western Kentucky University**
2009 – 2013

### Interests

**Mercury - Banking for Startups**
7,010 followers

**Western Kentucky University**
85,494 followers

**Heyzap (Acquired by Fyber)**
858 followers